ANDERSEN

Report of Independent Public Accountants

To ORIX Capital Markets, LLC:

We have examined management's assertion about ORIX Capital Markets, LLC's ("OCM"), formerly ORIX Real Estate Capital Markets, LLC, compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's ("MBA's Uniform Single Attestation Program for Mortgage Bankers (except for commercial loan and multifamily loan servicing, minimum servicing standards V.4. and VI.1, which the MBA has interpreted as inapplicable to such servicing contracts) as of and for the year ended December 31, 2001, included in the accompanying management assertion. Management is responsible for OCM's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about OCM's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about OCM's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on OCM's compliance with the minimum servicing standards.

In our opinion, management's assertion that OCM complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2001, is fairly stated, in all material respects.

Arthur Andersen LLP

Dallas, Texas,

January 31, 2002